Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-235859

EDTECHX HOLDINGS ACQUISITION CORP.
c/o IBIS Capital Limited
22 Soho Square
London W1D 4NS
United Kingdom
+44 207 070 7080

PROXY STATEMENT/PROSPECTUS SUPPLEMENT

March 23, 2020

TO THE STOCKHOLDERS OF EDTECHX HOLDINGS ACQUISITION CORP.:

This is a supplement (this “Supplement”) to the proxy statement/prospectus of EdtechX Holdings Acquisition Corp. (“EdtechX”), dated March 16, 2020 (the “Proxy Statement/Prospectus”), that has been sent to you in connection with EdtechX’s annual meeting of stockholders to consider and vote upon, among other things, a proposal to approve and adopt the Agreement and Plan of Reorganization, dated as of December 12, 2019, (the “Merger Agreement”), by and among EdtechX, Meten EdtechX Education Group Ltd., a Cayman Islands exempted company (“Holdco”), Meten Education Inc., a Delaware corporation and wholly owned subsidiary of Holdco (“EdtechX Merger Sub”), Meten Education Group Ltd., a Cayman Islands exempted company and wholly owned subsidiary of Holdco (“Meten Merger Sub”, and together with EdtechX Merger Sub, the “Merger Subs”), and Meten International Education Group, a Cayman Islands exempted company (“Company”) which, among other things, provides for (i) Meten Merger Sub to merge with and into the Company, with the Company being the surviving entity of such merger (the “Meten Merger”) and becoming a wholly-owned subsidiary of Holdco (“Surviving Cayman Islands Company”) and (ii) EdtechX Merger Sub to merge with and into EdtechX, with EdtechX being the surviving entity of the merger (the “EdtechX Merger” and together with the Meten Merger, the “Mergers”) and becoming a wholly-owned subsidiary of Holdco (“Surviving Delaware Corporation”), and to approve the Mergers contemplated by the Merger Agreement as described in the Proxy Statement/Prospectus.

We are sending you this supplement to provide you with an update about Holdco’s efforts to arrange and obtain financing in the range of $20,000,000 and $100,000,000 from the sale of equity securities of Holdco (“Financing”) as follows: on March 19, 2020, Holdco entered into an additional forward purchase contract with an unaffiliated third-party investor (“PIPE investor”) pursuant to which such PIPE investor agreed to purchase, in a private placement to occur concurrently with the consummation of the Mergers, an aggregate of 400,000 ordinary shares of Holdco at $10.00 per share, for an aggregate investment of $4 million. Such $4 million PIPE transaction will be on substantially the same terms and conditions as the $6 million PIPE transaction described in the Proxy Statement/Prospectus and its closing is subject to various customary conditions, including the consummation of the Mergers. The selected unaudited pro forma condensed combined financial information, comparative per share information and unaudited pro forma condensed combined financial information reflecting the impact of such additional $4 million PIPE transaction, is attached hereto as Annex A.

Before you vote you should read the Proxy Statement/Prospectus and other documents that EdtechX has filed with the Securities and Exchange Commission, together with this Supplement, for more complete information about EdtechX, Holdco, Company and the proposed transactions. If you need additional copies of this Supplement, the Proxy Statement/Prospectus, or the proxy card you should contact:

EdtechX Holdings Acquisition Corp.
c/o IBIS Capital Limited
22 Soho Square
London, W1D 4NS
United Kingdom
Attn: Secretary
Tel: +44 207 070 7080

1

or

Advantage Proxy, Inc.
P.O. Box 13581
Des Moines, WA 98198
Toll Free Telephone: (877) 870-8565
Main Telephone: (206) 870-8565
E-mail: ksmith@advantageproxy.com

You may also obtain a free copy of this Supplement, the Proxy Statement/Prospectus and other documents containing information about EdtechX, Holdco, Company and the proposed transactions, without charge, at the SEC’s website at www.sec.gov.

This Supplement should be read together with the Proxy Statement/Prospectus. To the extent that the information in this Supplement is inconsistent with the information in the Proxy Statement/Prospectus, the information in this Supplement supersedes the information in the Proxy Statement/Prospectus. Terms that are defined in the Proxy Statement/Prospectus have the same meanings in this Supplement, unless a new definition for such term is provided herein.

All of EdtechX’s stockholders are cordially invited to attend the annual meeting in person. If you are a stockholder of record and you have already provided a proxy, your shares will be voted in accordance with your instructions at the annual meeting, unless you affirmatively change your proxy as described in the Proxy Statement/Prospectus. If you have not yet provided a proxy, you are urged to complete, sign, date and return the proxy card that was enclosed with the Proxy Statement/Prospectus as soon as possible. If you are a stockholder of record, you may also cast your vote in person at the annual meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the annual meeting and vote in person, obtain a proxy from your broker or bank. If you have already instructed your broker or bank how to vote your shares, your shares will be voted in accordance with those instructions at the annual meeting, unless you affirmatively change your instructions as described in the Proxy Statement/Prospectus.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the annual meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors
/s/ Benjamin Vedrenne-Cloquet
Benjamin Vedrenne-Cloquet Chief Executive Officer

This Supplement is dated March 23, 2019 and is first being mailed to stockholders of EdtechX on or about such date.

2

ANNEX A

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Meten and EdtechX are providing the following selected unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Mergers. The unaudited pro forma financial statements are not necessarily indicative of the financial position or results of operations that may have actually occurred had the Mergers taken place on the dates noted, or the future financial position or operating results of Meten.

The unaudited pro forma condensed combined balance sheet as of September 30, 2019 combines the historical balance sheet of EdtechX and the historical balance sheet of Meten on a pro forma basis as if the merger and the other transactions contemplated by the merger agreement, summarized below, had been consummated on September 30, 2019. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2019 and the year ended December 31, 2018 combine the historical statements of operations of EdtechX and Meten for such periods on a pro forma basis as if the Mergers and the Azimut Investment and the Financing committed as of the date of this proxy statement/prospectus and as contemplated by the Merger Agreement, summarized below, had been consummated on January 1, 2018.

Pursuant to the Merger Agreement, (i) the Meten Merger will occur, whereby Meten Merger Sub will merge with and into Meten, with Meten being the surviving entity of such merger and (ii) thereafter the EdtechX Merger will occur, whereby EdtechX Merger Sub will merge with and into EdtechX, with EdtechX being the surviving entity of such merger. Immediately after the Mergers, each of EdtechX and Meten will be wholly-owned subsidiaries of Holdco.

This selected unaudited pro forma information is only a summary and should be read together with Meten’s and EdtechX’s financial statements and related notes, “Unaudited Pro Forma Condensed Combined Financial Statements,” “Meten’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “EdtechX’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined earnings per share information below present three conversion scenarios as follows:

•        Assuming No Conversions:    This scenario assumes that no shares of EdtechX common stock are converted into a pro rata portion of the trust account;

•        Assuming Maximum Conversions Condition:    This scenario assumes that 5,494,391 shares of EdtechX common stock are converted for an aggregate payment of approximately $56.8 million (based on the estimated per share redemption price of approximately $10.34 per share based on the fair value of cash and cash equivalents held in the Trust Account as of September 30, 2019 of approximately $65.4 million) from the Trust Account, which is the maximum amount of conversions that would allow EdtechX to satisfy the Minimum Cash Closing Condition set forth in the merger agreement; and

•        Assuming Maximum Possible Conversions:    This scenario assumes that 5,494,391 shares of EdtechX common stock are converted for an aggregate payment of approximately $56.8 million, which is the maximum amount of conversions that would satisfy EdtechX having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) upon consummation of the business combination.

	Scenario 1	Scenario 2	Scenario 3
in thousands, except share and per share data	Assuming No Conversions	Assuming Maximum Conversions Condition	Assuming Maximum Possible Conversions
Selected Unaudited Pro Forma Condensed Combined Statement of Operations – Year Ended December 31, 2018
Total revenue	199,258	199,258	199,258
Net income	7,269	7,269	7,269
Net income attributable to stockholders of the Company	7,802	7,802	7,802
Net income available to stockholders of the Company	6,429	6,429	6,429
Earnings per share – basic	0.11	0.12	0.12
Earnings per share – diluted	0.10	0.11	0.11
Weighted average shares outstanding – basic	59,297,857	53,803,466	53,803,466
Weighted average shares outstanding – diluted	61,600,119	56,105,728	56,105,728

Selected Unaudited Pro Forma Condensed Combined Statement of Operations – Nine Months Ended September 30, 2019
Total revenue	153,192	153,192	153,192
Net loss	(8,839)	(8,839)	(8,839)
Net loss attributable to stockholders of the Company	(8,588)	(8,588)	(8,588)
Loss per share – basic and diluted	(0.14)	(0.16)	(0.16)
Weighted average shares outstanding – basic and diluted	59,297,857	53,803,466	53,803,466

Selected Unaudited Pro Forma Condensed Combined Statement of Financial Position as of September 30, 2019
Total current assets	133,467	76,645	76,645
Total assets	297,392	240,570	240,570
Total current liabilities	178,887	178,887	178,887
Total liabilities	234,097	234,097	234,097
Total stockholders’ equity	63,295	6,473	6,473

COMPARATIVE PER SHARE INFORMATION

The following table sets forth the per share data of each of EdtechX and Meten on a stand-alone basis and the unaudited pro forma condensed combined per share data for the nine months ended September 30, 2019 after giving effect to the Mergers, (1) assuming no conversion of EdtechX public shares, (2) assuming maximum conversion of EdtechX public shares and (3) assuming maximum possible conversion. The pro forma book value per share information was computed as if the Mergers had been completed on September 30, 2019. The pro forma earnings information for the nine months ended September 30, 2019 and the year ended December 31, 2018 was computed as if the Mergers had been completed on January 1, 2018.

The historical book value per share is computed by dividing total common shareholders’ equity by the number of shares of common stock of EdtechX and ordinary shares of Meten outstanding, respectively, at the end of the period. The pro forma combined book value per share is computed by dividing total pro forma common shareholders’ equity by the pro forma number of shares outstanding at the end of the period for each of EdtechX and Meten, respectively. The pro forma earnings per share of the combined company is computed by dividing the pro forma income available to the combined company’s common shareholders by the pro forma weighted-average number of shares of EdtechX common stock outstanding over the period.

You should read the information in the following table in conjunction with the selected historical financial information summary included elsewhere in this proxy statement/prospectus, and the historical financial statements of EdtechX and Meten and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited EdtechX and Meten pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of EdtechX and Meten would have been had the companies been combined during the periods presented.

The unaudited pro forma combined earnings per share information below present three conversion scenarios as follows:

•        Assuming No Conversions:    This scenario assumes that no shares of EdtechX common stock are converted into a pro rata portion of the trust account;

•        Assuming Maximum Conversions Condition:    This scenario assumes that 5,494,391 shares of EdtechX common stock are converted for an aggregate payment of approximately $56.8 million (based on the estimated per share redemption price of approximately $10.34 per share based on the fair value of cash and cash equivalents held in the Trust Account as of September 30, 2019 of approximately $65.4 million) from the Trust Account, which is the maximum amount of conversions that would allow EdtechX to satisfy the Minimum Cash Closing Condition set forth in the merger agreement; and

•        Assuming Maximum Possible Conversions:    This scenario assumes that 5,494,391 shares of EdtechX common stock are converted for an aggregate payment of approximately $56.8 million, which is the maximum amount of conversions that would satisfy EdtechX having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) upon consummation of the business combination.

			Scenario 1	Scenario 2	Scenario 3
	EdtechX(b)	Meten	Assuming No Conversions	Assuming Maximum Conversions Condition	Assuming Maximum Possible Conversions
September 30, 2019 book value per share(a)	$0.63	$(0.07)	$1.07	$0.12	$0.12
Cash dividends declared per share:
Nine months ended September 30, 2019	—	—	—	—	—
Year ended December 31, 2018	—	—	—	—	—

Net income (loss) attributable to stockholders of the Company
Nine months ended September 30, 2019
Basic	(0.17)	(0.03)	(0.14)	(0.16)	(0.16)
Diluted	(0.17)	(0.03)	(0.14)	(0.16)	(0.16)

Net income (loss) available to stockholders of the Company
Year ended December 31, 2018
Basic	(0.08)	0.02	0.11	0.12	0.12
Diluted	(0.08)	0.02	0.10	0.11	0.11

____________

(a)      Book value per share is calculated using the formula: Total stockholder’s equity divided by shares outstanding (which includes shares subject to redemption).

(b)      Net income (loss) was reduced for income attributable to common stock subject to redemption of $746,503 and $190,632 in the nine months ended September 30, 2019 and the year ended December 31, 2018 net income (loss) per share calculations, respectively.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements present the combination of the financial information of EdtechX and Meten adjusted to give effect to the Mergers and the Azimut Investment and the Financing committed as of the date of this proxy statement/prospectus and as contemplated by the Merger Agreement. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

The translations from RMB to U.S. dollars in the unaudited pro forma condensed combined financial statements were made at a rate of RMB7.1477 to US$1.00, the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2019. EdtechX and Meten make no representation that the RMB or U.S. dollar amounts referred to in this proxy statement/prospectus could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

The unaudited pro forma condensed combined balance sheet as of September 30, 2019 combines the historical balance sheet of EdtechX and the historical balance sheet of Meten on a pro forma basis as if the merger and the other transactions contemplated by the merger agreement, summarized below, had been consummated on September 30, 2019. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2019 and the year ended December 31, 2018 combine the historical statements of operations of EdtechX and Meten for such periods on a pro forma basis as if the Mergers and the Azimut Investment and the Financing committed as of the date of this proxy statement/prospectus and as contemplated by the Merger Agreement, summarized below, had been consummated on January 1, 2018.

Pursuant to the Merger Agreement, (i) the Meten Merger will occur, whereby Meten Merger Sub will merge with and into Meten, with Meten being the surviving entity of such merger and (ii) thereafter the EdtechX Merger will occur, whereby EdtechX Merger Sub will merge with and into EdtechX, with EdtechX being the surviving entity of such merger. Immediately after the Mergers, each of EdtechX and Meten will be wholly-owned subsidiaries of Holdco.

The unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with:

•        the accompanying notes to the unaudited pro forma condensed combined financial statements;

•        the (i) historical audited financial statements of EdtechX as of and for the period from May 15, 2018 (inception) through December 31, 2018 and (ii) historical condensed unaudited financial statements of EdtechX as of and for the nine months ended September 30, 2019 and the related notes, in each case, included elsewhere in this proxy statement/consent solicitation statement/prospectus;

•        the (i) historical audited consolidated financial statements of Meten as of and for the year ended December 31, 2018 and (ii) historical condensed unaudited consolidated financial statements of Meten as of and for the nine months ended September 30, 2019 and the related notes, in each case, included elsewhere in this proxy statement/consent solicitation statement/prospectus; and

•        other information relating to EdtechX and Meten contained in this proxy statement/consent solicitation statement/prospectus, including the merger agreement and the description of certain terms thereof set forth under “The Merger.”

Pursuant to EdtechX’s existing amended and restated certificate of incorporation, public stockholders are being offered the opportunity to convert, upon the closing of the merger, shares of EdtechX common stock then held by them into cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account. For illustrative purpose, based on the fair value of cash and cash equivalents held in the Trust Account as of September 30, 2019 of approximately $65.4 million, the estimated per share conversion price would have been approximately $10.34 per share.

The unaudited pro forma condensed combined financial statements present three conversion scenarios as follows:

•        Assuming No Conversion:    This scenario assumes that no shares of EdtechX common stock are converted into a pro rata portion of the trust account;

•        Assuming Maximum Conversions Condition:    This scenario assumes that 5,494,391 shares of EdtechX common stock are converted for an aggregate payment of approximately $56.8 million (based on the estimated per share redemption price of approximately $10.34 per share based on the fair value of cash and cash equivalents held in the Trust Account as of September 30, 2019 of approximately $65.4 million) from the Trust Account, which is the maximum amount of conversions that would allow EdtechX to satisfy the Minimum Cash Closing Condition set forth in the merger agreement; and

•        Assuming Maximum Possible Conversions:    This scenario assumes that 5,494,391 shares of EdtechX common stock are converted for an aggregate payment of approximately $56.8 million, which is the maximum amount of conversions that would satisfy EdtechX having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) upon consummation of the business combination.

Notwithstanding the legal form of the merger pursuant to the merger agreement, the merger will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, EdtechX will be treated as the acquired company and Meten will be treated as the acquirer for financial statement reporting purposes. Meten has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•        Meten’s existing shareholders will have the greatest voting interest in the combined entity under the no and maximum conversion scenarios with over 82% and 90% voting interest, respectively;

•        Meten’s directors will represent the majority of the New Meten board of directors;

•        Meten’s senior management will be the senior management of New Meten; and

•        Meten is the larger entity based on historical total assets and revenues.

Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements are described in the accompanying notes. The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the merger occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial statements do not purport to project the future operating results or financial position of Meten following the completion of the merger. The unaudited pro forma adjustments represent EdtechX’s management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2019
(in thousands)

				Scenario 1			Scenario 2			Scenario 3
				Assuming No Redemption			Assuming Maximum Redemption Condition			Assuming Maximum Possible Redemption
	EdtechX	Meten	Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$303	20,171	20,474	65,412	(1)	106,993	65,412	(1)	50,171	65,412	(1)	50,171
				(393	)(2)		(393	)(2)		(393	)(2)
				(8,500	)(3)		(8,500	)(3)		(8,500	)(3)
				30,000	(4)		30,000	(4)		30,000	(4)
							(56,822	)(5)		(56,822	)(5)
Contract assets	—	1,954	1,954	—		1,954	—		1,954	—		1,954
Accounts receivable, net	—	2,673	2,673	—		2,673	—		2,673	—		2,673
Other contract costs	—	7,431	7,431	—		7,431	—		7,431	—		7,431
Prepaid expense and other current assets	76	11,345	11,421	—		11,421	—		11,421	—		11,421
Amounts due to related parties	—	1,249	1,249	—		1,249	—		1,249	—		1,249
Prepaid income tax	—	1,746	1,746	—		1,746	—		1,746	—		1,746
Total current assets	379	46,569	46,948	86,519		133,467	29,697		76,645	29,697		76,645
Restricted cash	—	1,979	1,979	—		1,979	—		1,979	—		1,979
Other contract costs	—	1,681	1,681	—		1,681	—		1,681	—		1,681
Equity method investments	—	3,780	3,780			3,780	—		3,780	—		3,780
Property and equipment, net	—	30,468	30,468	—		30,468	—		30,468	—		30,468
Operating lease right of use assets	—	69,348	69,348	—		69,348	—		69,348	—		69,348
Intangible assets, net	—	3,718	3,718	—		3,718	—		3,718	—		3,718
Goodwill	—	42,273	42,273	—		42,273	—		42,273	—		42,273
Deferred tax assets	—	1,619	1,619	—		1,619	—		1,619	—		1,619
Long-term prepayments and other non-current assets	—	9,059	9,059	—		9,059	—		9,059	—		9,059
Cash and cash equivalents held in Trust Account	65,412	—	65,412	(65,412	)(1)	—	(65,412	)(1)	—	(65,412	)(1)	—
Total non-current assets	65,412	163,925	229,337	(65,412)		163,925	(65,412)		163,925	(65,412)		163,925
Total assets	$65,791	210,494	276,285	21,107		297,392	(35,715)		240,570	(35,715)		240,570

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$125	1,991	2,116	(125	)(2)	1,991	(125	)(2)	1,991	(125	)(2)	1,991
Bank loans	—	7,275	7,275	—		7,275	—		7,275	—		7,275
Deferred revenue	—	57,197	57,197	—		57,197	—		57,197	—		57,197
Accrued expenses and other payables	—	15,455	15,455	—		15,455	—		15,455	—		15,455
Financial liabilities from contracts with customers	—	72,870	72,870	—		72,870	—		72,870	—		72,870
Operating lease liabilities	—	21,586	21,586	—		21,586	—		21,586	—		21,586
Franchise tax payable	31	—	31	(31	)(2)	—	(31	)(2)	—	(31	)(2)	—
Income taxes payable	152	2,368	2,520	(152	)(2)	2,368	(152	)(2)	2,368	(152	)(2)	2,368
Due to related parties	85	145	230	(85	)(2)	145	(85	)(2)	145	(85	)(2)	145
Total current liabilities	393	178,887	179,280	(393)		178,887	(393)		178,887	(393)		178,887

Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2019 – (continued)
(in thousands)

				Scenario 1			Scenario 2			Scenario 3
				Assuming No Redemption			Assuming Maximum Redemption Condition			Assuming Maximum Possible Redemption
	EdtechX	Meten	Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined
Deferred underwriting fees	1,225	—	1,225	(1,225	)(3)	—	(1,225	)(3)	—	(1,225	)(3)	—
Deferred revenue	—	5,487	5,487	—		5,487	—		5,487	—		5,487
Deferred tax liabilities	—	2,076	2,076	—		2,076	—		2,076	—		2,076
Non-current tax payable	—	1,156	1,156	—		1,156	—		1,156	—		1,156
Operating lease liabilities, less current portion	—	46,491	46,491	—		46,491	—		46,491	—		46,491
Contingent consideration	—	—	—	—		—	—		—	—		—
Total long-term liabilities	1,225	55,210	56,435	(1,225)		55,210	(1,225)		55,210	(1,225)		55,210
Total liabilities	1,618	234,097	235,715	(1,618)		234,097	(1,618)		234,097	(1,618)		234,097

Commitments and contingencies
Ordinary shares subject to possible redemption	59,173	—	59,173	(59,173	)(5)	—	(59,173	)(5)	—	(59,173	)(5)	—

Stockholders’ equity
Common Stock, $0.0001 par value	—	31	31	(25	)(6)	6	(26	)(6)	5	(26	)(6)	5
Additional paid-in-capital	4,566	24,187	28,753	30,000	(4)	118,385	30,000	(4)	61,564	30,000	(4)	61,564
				59,173	(5)		2,351	(5)		2,351	(5)
				459	(6)		460	(6)		460	(6)
Retained earnings (accumulated deficit)	434	(50,871)	(50,437)	(7,275	)(3)	(58,146)	(7,275	)(3)	(58,146)	(7,275	)(3)	(58,146)
				(434	)(6)		(434	)(6)		(434	)(6)
Total stockholders’ equity (deficit) attributable to stockholders of the Company	5,000	(26,653)	(21,653)	81,898		60,245	25,076		3,423	25,076		3,423
Non-controlling interests	—	3,050	3,050	—		3,050	—		3,050	—		3,050
Total stockholders’ equity (deficit)	5,000	(23,603)	(18,603)	81,898		63,295	25,076		6,473	25,076		6,473
Total liabilities and stockholders’ equity	$65,791	210,494	276,285	21,107		297,392	(35,715)		240,570	(35,715)		240,570

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Nine Months Ended September 30, 2019
(in thousands, except share and per share data)

				Scenario 1			Scenario 2			Scenario 3
				Assuming No Redemption			Assuming Maximum Redemption Condition			Assuming Maximum Possible Redemption
	EdtechX	Meten	Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined
Total revenue	$—	153,192	153,192	—		153,192	—		153,192	—		153,192
Cost of revenues	—	78,175	78,175	—		78,175	—		78,175	—		78,175
Gross profit	—	75,017	75,017	—		75,017	—		75,017	—		75,017

Costs and Expenses:
General and administrative	508	35,869	36,377	—		36,377	—		36,377	—		36,377
Sales and marketing	—	45,225	45,225	—		45,225	—		45,225	—		45,225
Research and development	—	3,550	3,550	—		3,550	—		3,550	—		3,550
	508	84,644	85,152	—		85,152	—		85,152	—		85,152

Operating Income (loss)	(508)	(9,627)	(10,135)	—		(10,135)	—		(10,135)	—		(10,135)

Other expenses (income):
Interest expense (income)	(1,214)	121	(1,093)	1,214	(1)	121	1,214	(1)	121	1,214	(1)	121
Unrealized loss on marketable securities	83	—	83	(83	)(1)	—	(83	)(1)	—	(83	)(1)	—
Foreign exchange (gain) loss	—	3	3	—		3	—		3	—		3
Government grants	—	(725)	(725)	—		(725)	—		(725)	—		(725)
Equity in (income)/loss on equity method investments	—	(502)	(502)	—		(502)	—		(502)	—		(502)
Gains on disposals of subsidiaries	—	(82)	(82)	—		(82)	—		(82)	—		(82)
Other income	—	(432)	(432)	—		(432)	—		(432)	—		(432)
Total other expense (income), net	(1,131)	(1,617)	(2,748)	1,131		(1,617)	1,131		(1,617)	1,131		(1,617)

Income (loss) before income taxes	623	(8,010)	(7,387)	(1,131)		(8,518)	(1,131)		(8,518)	(1,131)		(8,518)
Income tax expense	(241)	(321)	(562)	241	(1)	(321)	241	(1)	(321)	241	(1)	(321)
Net income (loss)	382	(8,331)	(7,949)	(890)		(8,839)	(890)		(8,839)	(890)		(8,839)
Net loss attributable to non-controlling interests	—	251	251	—		251			251			251
Net income attributable to stockholders of the Company	$382	(8,080)	(7,698)	(890)		(8,588)	(890)		(8,588)	(890)		(8,588)

Net income (loss) per common share:
Basic	$(0.17)					$(0.15)			$(0.16)			$(0.16)
Diluted	$(0.17)					$(0.15)			$(0.16)			$(0.16)

Weighted average common shares outstanding:
Basic	2,144,682			57,153,175		59,297,857	51,658,784		53,803,466	51,658,784		53,803,466
Diluted	2,144,682			57,153,175		59,297,857	51,658,784		53,803,466	51,658,784		53,803,466

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2018
(in thousands, except share and per share data)

				Scenario 1			Scenario 2			Scenario 3
				Assuming No Redemption			Assuming Maximum Redemption Condition			Assuming Maximum Possible Redemption
	EdtechX	Meten	Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined
Total revenue	$—	199,258	199,258	—		199,258	—		199,258	—		199,258
Cost of revenues	—	87,860	87,860	—		87,860	—		87,860	—		87,860
Gross profit	—	111,398	111,398	—		111,398	—		111,398	—		111,398

Costs and Expenses:
General and administrative	210	41,014	41,224	—		41,224	—		41,224	—		41,224
Sales and marketing	—	59,490	59,490	—		59,490	—		59,490	—		59,490
Research and development	—	3,662	3,662	—		3,662	—		3,662	—		3,662
	210	104,166	104,376	—		104,376	—		104,376	—		104,376

Operating Income (loss)	(210)	7,232	7,022	—		7,022	—		7,022	—		7,022

Other expenses (income):
Interest expense (income)	(327)	(160)	(487)	327	(1)	(160)	327	(1)	(160)	327	(1)	(160)
Unrealized loss on marketable securities	10	—	10	(10	)(1)	—	(10	)(1)	—	(10	)(1)	—
Gains on available for sale investments	—	(548)	(548)	—		(548)	—		(548)	—		(548)
Foreign exchange (gain) loss	—	(3)	(3)	—		(3)	—		(3)	—		(3)
Government grants	—	(1,094)	(1,094)	—		(1,094)	—		(1,094)	—		(1,094)
Equity in (income)/loss on equity method investments	—	(233)	(233)	—		(233)	—		(233)	—		(233)
Other income	—	(231)	(231)	—		(231)	—		(231)	—		(231)
Total other expense (income), net	(317)	(2,269)	(2,586)	317		(2,269)	317		(2,269)	317		(2,269)

Income (loss) before income taxes	107	9,501	9,608	(317)		9,291	(317)		9,291	(317)		9,291
Income tax expense	(55)	(2,022)	(2,077)	55	(1)	(2,022)	55	(1)	(2,022)	55	(1)	(2,022)
Net income (loss)	52	7,479	7,531	(262)		7,269	(262)		7,269	(262)		7,269
Net loss attributable to non-controlling interests	—	533	533	—		533			533			533
Net income (loss) attributable to stockholders of the Company	52	8,012	8,064	(262)		7,802	(262)		7,802	(262)		7,802
Accretion of redeemable owners’ investment	—	(1,373)	(1,373)	—		(1,373)			(1,373)			(1,373)
Net income (loss) available to stockholders of the Company	$52	6,639	6,691	(262)		6,429	(262)		6,429	(262)		6,429

Net income (loss) per common share:
Basic	$(0.08)					$0.11			$0.12			$0.12
Diluted	$(0.08)					$0.11			$0.11			$0.12

Weighted average common shares outstanding:
Basic	1,635,292			57,662,565		59,297,857	52,168,174		53,803,466	52,168,174		53,803,466
Diluted	1,635,292			59,964,827		61,600,119	54,470,436		56,105,728	54,470,436		56,105,728

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1.     Basis of Presentation

The merger will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, EdtechX will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the merger will be treated as the equivalent of Meten issuing stock for the net assets of EdtechX, accompanied by a recapitalization. The net assets of EdtechX will be stated at historical cost, with no goodwill or other intangible assets recorded.

The unaudited pro forma condensed combined balance sheet as of September 30, 2019 gives pro forma effect to the merger and the other transactions contemplated by the merger agreement as if they had been consummated on September 30, 2019. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2018 and for the nine months ended September 30, 2019 give pro forma effect to the merger and the other transactions contemplated by the merger agreement as if they had been consummated on January 1, 2018.

The unaudited pro forma condensed combined balance sheet as of September 30, 2019 has been prepared using, and should be read in conjunction with, the following:

•        EdtechX’s unaudited balance sheet as of September 30, 2019 and the related notes included elsewhere in this proxy statement/consent solicitation statement/prospectus; and

•        Meten’s unaudited balance sheet as of September 30, 2019 and the related notes included elsewhere in this proxy statement/consent solicitation statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2018 has been prepared using, and should be read in conjunction with, the following:

•        EdtechX’s audited statement of operations for the period from May 15, 2018 (inception) through December 31, 2018 and the related notes included elsewhere in this proxy statement/consent solicitation statement/prospectus; and

•        Meten’s audited statement of operations for the year ended December 31, 2018 and the related notes included elsewhere in this proxy statement/consent solicitation statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2019 has been prepared using, and should be read in conjunction with, the following:

•        EdtechX’s unaudited statement of operations for the quarter ended September 30, 2019 and the related notes included elsewhere in this proxy statement/consent solicitation statement/prospectus; and

•        Meten’s unaudited statement of operations for the quarter ended September 30, 2019 and the related notes included elsewhere in this proxy statement/consent solicitation statement/prospectus.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the merger. The unaudited pro forma condensed combined financial information does not give effect to any compensation expense related to the additional earnout shares that may be associated with the merger as the combined entity is currently evaluating the valuation of the earnout and other terms to determine the accounting treatment following the consummation of the merger. Given the short period of time between the merger agreement and the issuance of this proxy statement/consent solicitation statement/prospectus, it is not practicable to disclose the impact to the pro formas related to the potential issuance of the earnout shares.

The pro forma adjustments reflecting the consummation of the merger and other transactions contemplated by the merger agreement are based on certain currently available information and certain assumptions and methodologies that EdtechX believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. EdtechX believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the merger based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the business combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of EdtechX and Meten.

2.     Accounting Policies and Reclassifications

As part of preparing these unaudited pro forma condensed combined financial statements, certain reclassifications were made to align EdtechX and Meten’s financial statement presentation. Upon consummation of the merger, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

3.     Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the merger and the other transactions contemplated by the merger agreement and has been prepared for informational purposes only. The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to events that are (1) directly attributable to the merger, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the results of the post-combination company. EdtechX and Meten have not had any historical relationship prior to the merger. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the post-combination company filed consolidated income tax returns during the periods presented.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of September 30, 2019 are as follows:

(1)    Represents the liquidation of the cash and cash equivalents held in trust by EdtechX.

(2)    Reflects the payments of EdtechX’s accounts payable and accrued expenses, franchise tax payable, income tax payable and due to related parties.

(3)     Reflects the payments of transaction fees of $8.5 million (including $1.2 million of deferred underwriting fees, $1.9 million of EdtechX’s transaction expenses and $5.4 million of Meten’s expenses. This cost is not included in the unaudited pro forma condensed combined statement of operations as it is nonrecurring.

(4)    Reflects a Financing and forward purchase agreement of $10.0 million and $20 million, respectively, at a price of $10.00 per share.

(5)    Reflects the reclassification of $59.2 million of EdtechX common stock subject to possible conversion to permanent equity and assumes no conversions under Scenario 1, conversions of 5,494,391 shares under Scenario 2 and conversions of 5,494,391 shares under Scenario 3.

(6)     Reflects the recapitalization of the Company and the elimination of EdtechX’s historical retained earnings.

				Scenario 1			Scenario 2			Scenario 3
				Assuming No Conversions			Assuming Maximum Conversion Condition			Assuming Maximum Possible Conversions
	EdtechX	Meten	Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined
Stockholders’ equity
Common Stock, $0.0001 par value	—	31	31	(25	)(6)	6	(26	)(6)	5	(26	)(6)	5
Additional paid-in-capital	4,566	24,187	28,753	459	(6)	29,212	460	(6)	29,213	460	(6)	29,213
Retained earnings (accumulated deficit)	434	(50,871)	(50,437)	(434	)(6)	(50,871)	(434	)(6)	(50,871)	(434	)(6)	(50,871)
Total stockholders’ equity (deficit) attributable to stockholders of the Company	5,000	(26,653)	(21,653)	—		(21,653)	—		(21,653)	—		(21,653)

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2018 and for the nine months ended September 30, 2019 are as follows:

(1)    Represents pro forma adjustment to eliminate investment interest income and unrealized losses related to cash, cash equivalents and marketable securities held in the Trust Account and related income taxes.

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the merger, assuming the shares were outstanding since January 1, 2018. As the merger and the other transactions contemplated by the merger agreement are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the merger have been outstanding for the entire periods presented. When assuming the maximum number of shares that may be converted while satisfying the Maximum Conversions Condition and the Maximum Possible Conversion are converted, this calculation is adjusted to eliminate such shares for the entire periods.

The unaudited pro forma condensed combined financial information has been prepared assuming three alternative levels of conversion for the year ended December 31, 2018 and the nine months ended September 30, 2019:

	Scenario 1	Scenario 2	Scenario 3
Newco stockholders	56,297,857	56,297,857	56,297,857
PIPE and forward purchase agreement investor	3,000,000	3,000,000	3,000,000
Public shares electing cash conversion (redemptions)	—	(5,494,391)	(5,494,391)
Shares outstanding	59,297,857	53,803,466	53,803,466
Weighted average share calculation, basic and diluted for the nine months ended September 30, 2019
Meten stockholders	48,391,607	48,391,607	48,391,607
PIPE and forward purchase agreement investor	3,000,000	3,000,000	3,000,000
EdtechX stockholders	7,906,250	2,411,859	2,411,859
Weighted average shares, basic and diluted	59,297,857	53,803,466	53,803,466

Ownership percentages
Meten stockholders	82%	90%	90%
PIPE and forward purchase agreement investor	5%	6%	6%
EdtechX stockholders	13%	4%	4%
	100%	100%	100%